Vedder Price P.C. 222 north lasalle street chicago, Illinois 60601-1003 312-609-7500 fax: 312-609-5005 chicago • new york city • washington, d.c.
June 6, 2011
VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”) Registration Nos. 333-05265 and 811-07655
Dear Mr. DiStefano:
     On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on May 16, 2011, regarding the Registrant’s Post-Effective Amendment No. 50 to its Registration Statement on Form N-1A filed on March 30, 2011 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Trust, the Driehaus Emerging Markets Small Cap Growth Fund (the “Fund”). Changes in response to the comments below will be reflected in Post-Effective Amendment No. 53 to the Trust’s Registration Statement (intervening Post-Effective Amendment No. 51 was filed for the purposes of updating financial statements and making certain other non-material changes for existing funds of the Trust and intervening Post-Effective Amendment No. 52 was filed for the purposes of submitting an XBRL exhibit). As you requested, this letter is being filed via EDGAR.
1.	Comment: Please remove the ticker symbol at the top of page 1. The ticker symbol should only be included on the cover page.

Response: The Registrant has removed the ticker symbol from page 1.

2.	Comment: In footnote “*” to the Annual Fund Operating Expenses table, please delete the last two sentences.

Response: Instruction 6(a) to Item 3 of Form N-1A requires “New Funds” to disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year. Because the Registrant cannot estimate “Dividends and Interest on Short Sales” (a subcaption under “Other Expenses”),

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the Registrant would like to disclose to shareholders that this portion of “Other Expenses” cannot be estimated. Accordingly, a new footnote “**” has been added stating:
“Dividends and Interest on Short Sales” cannot be estimated and, therefore, actual Fund expenses may be higher than those shown.
3.	Comment: In the Portfolio Turnover section, please remove the last sentence relating to the Fund’s estimated portfolio turnover and include it in the Principal Investment Strategy section and/or the Principal Risks section.

Response: The sentence regarding the Fund’s estimated portfolio turnover has been moved to the Principal Investment Strategy section.

4.	Comment: With respect to the disclosure in the Principal Investment Strategy section that the investment adviser considers a small cap company to have a market capitalization of less than $2.5 billion, please supplementally provide the basis for this determination.

Response: The Registrant’s definition of a small cap company is consistent with the current capitalization (as of March 31, 2011) of the companies in the MSCI Emerging Markets Small Cap Index (one of the Fund’s benchmarks).

5.	Comment: With respect to the Fund’s 80% test in the Prospectus and SAI, please specify assets as either “total assets” or “net assets (plus the amount of borrowings).”

Response: The Fund’s 80% test has been revised as follows:
Under normal market conditions, the Fund invests substantially all (no less than 80%) of its net assets (plus the amount of borrowings for investment purposes) in small cap emerging markets companies.
6.	Comment: In the Principal Investment Strategy section, please clarify the meaning of “the hedging techniques employed by the Fund will be passive in nature...”

Response: This sentence has been revised as follows:
The hedging techniques employed by the Fund typically will be passive in nature, which means that the Fund will typically invest in a basket of securities or currencies of a country or

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region generally in the form of an index, rather than invest directly in individual securities.
7.	Comment: In the Principal Investment Strategy section, please clarify that futures and options are the only type of derivative products that the Fund may invest in. Also, please confirm that the disclosure on derivatives that is contained in the Registration Statement is consistent with the SEC’s letter to the ICI dated July 30, 2010.

Response: The disclosure relating to derivatives in the Principal Investment Strategy section has been revised to state the Fund’s expectation that the only principal strategy using derivatives will be the purchase or writing of options. Furthermore, the Registrant believes all derivatives-related disclosure in the Registration Statement is consistent with the SEC’s letter to the ICI dated July 30, 2010.

8.	Comment: In the Principal Risks section, under Growth Stock Risk, please clarify what may happen if growth potential is not realized.

Response: The disclosure under Growth Stock Risk has been revised to add the underlined language as follows:
This potential may or may not be realized and, if it is not realized, may result in a loss to the Fund.
9.	Comment: In the Principal Risks section, under Foreign Securities and Currencies Risk please remove “different opportunities and” in the second sentence.

Response: The disclosure has been revised accordingly.

10.	Comment: In the Principal Risks section, under Derivatives Risk, please add counterparty risk.

Response: In light of the response to comment 7 above, the Registrant has replaced the Derivatives Risk section with a new section on Options Risk. Because the options transactions that the Fund will engage in will only be executed on an exchange, the Registrant believes it is inappropriate to add disclosure on counterparty risk.

11.	Comment: Please confirm that the imputed performance disclosure is consistent with MassMutual Institutional Funds (Pub. avail. Sept. 28, 1995) (the “MassMutual Letter”).

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Response: The Registrant has followed the MassMutual Letter in restating the prior performance of the Fund’s predecessor limited partnership to reflect the fees and expenses of the Fund.

Consistent with the MassMutual Letter, management has represented that: (1) the Fund will be managed in a manner that is in all material respects equivalent to the management of the predecessor limited partnership and (2) the Fund was created for purposes entirely unrelated to the establishment of a performance record.

With respect to (1) above, page 3 of the Prospectus states that the predecessor limited partnership was managed with substantially the same investment objective, policies and philosophies as are followed by the Fund.

With respect to (2) above, management has determined to show the performance of the predecessor limited partnership, which has existed since December 1, 2008, so investors may evaluate the performance of the strategy over a period of time. In addition, the predecessor limited partnership is the only limited partnership managed by the Adviser in this style. Accordingly, there should be no concern that management has engaged in picking among a group of incubator funds to enhance its performance record.

12.	Comment: In the Additional Information About the Fund section, in the second paragraph in the Investment Objective and Principal Investment Strategies section, please clarify the types of equity securities that the Fund may principally invest in and confirm that the disclosure is consistent with the disclosure in the Principal Investment Strategy section. In addition, please confirm whether the Fund principally invests in other investment companies and if so, add a line item for “acquired fund fees and expenses” in the Annual Fund Operating Expenses table.

Response: In the Investment Objective and Principal Investment Strategies section, the Registrant has disclosed all of the types of equity securities in which the Fund may principally invest. This disclosure is consistent with the Principal Investment Strategy section. In addition, the Registrant has confirmed that the Fund will not principally invest in other investment companies; accordingly, no such disclosure was added to the expense table.

13.	Comment: In the Additional Information About the Fund section, in the Investment Objective and Principal Investment Strategies section, please move Emerging Market Risks to a separate risk section or revise the heading accordingly.

Response: The heading Emerging Market Risks has been changed to Emerging Markets Investments.

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14.	Comment: In the Additional Information About the Fund section, in the Investment Objective and Principal Investment Strategies section, the Registrant states that the Fund may use derivatives (emphasis added). Please confirm whether derivatives are part of the Fund’s principal investment strategy or move the disclosure elsewhere.

Response: As noted in the response to comment 7 above, the use of options is a principal investment strategy of the Fund. The disclosure has been revised to remove references to derivatives other than options.

15.	Comment: In the Additional Information About the Fund section, in the Portfolio Investments and Other Risk Considerations section, please move the disclosure under Impact of Certain Investments to a more relevant section.

Response: This disclosure has been removed.

16.	Comment: In the Additional Information About the Fund section, in the Portfolio Investments and Other Risk Considerations section, there is disclosure on illiquid securities. Please confirm that illiquid securities are not a principal investment of the Fund.

Response: The Fund does not principally invest in illiquid securities, hence this disclosure is not included in the Investment Objective and Principal Investment Strategies section.

17.	Comment: Under Shareholder Information in the Net Asset Value section, please clarify how securities are valued.

Response: The disclosure has been revised to clarify that while the Fund’s holdings are typically valued using readily available market quotations provided by an independent pricing service, securities may be valued by the Adviser’s pricing committee or an independent pricing service.
*      *      *      *      *

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     If you have any questions regarding these responses, please call me at (312) 609-7732.
Very truly yours,
/s/Jennifer M. Goodman
JLG/srt

cc:	Michelle L. Cahoon Cathy G. O’Kelly Karin J. Flynn